NO ACT

DC

PE 12-18-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

January 2, 2008

Mary F. Morse
Mary F. Morse Family Trust
212 Highland Ave.
Moorestown, NJ 08057-2717

Re: The Coca-Cola Company
Incoming letter dated December 18, 2007

Dear Ms. Morse:

This is in response to your letter dated December 18, 2007 concerning the shareholder proposal submitted to Coca-Cola by the Mary F. Morse Family Trust. On December 27, 2007, we issued our response expressing our informal view that Coca-Cola could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Jonathan A. Ingram
Jonathan A. Ingram
Deputy Chief Counsel

cc: Anita Jane Kamenz
Attorney
Office of the Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

Mary F Morse Family Tr.
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711
December 18, 2007

Securities & Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, DC 20549

Subject: The Coca-Cola Company
Re: My Proposal

Ladies & Gentlemen:

In response to Coca-Cola's request for deletion, I wish to take issue and have my proposal entered in the proxy materials for 2008.

I have properly notified all whom have been sent proposals that I will not be able to attend due to my ongoing medical problems, nor possibly find a substitute. Names and addresses of shareowners are not made available by corporations, and those with proposals and addresses have their own problems.

There is no verified proof by any S.E.C. reference, nor has the S.E.C. elected to publish any need for attendance.. All prior decisions have been anti-proponent. My non-attendance is no reason for deletion on that basis. The voting has been mostly accomplished at the request of corporations for a pre-meet return, and a short speech will not change it.

Example: Several years ago my husband drove us 2 ½ hours round trip to the same location, on a blustery day. We were seated in the rear, even after notifying the hostess that we had a proposal to present. When called to do so, my husband was handed a wire-less microphone and as soon as he spoke, all heads turned to the rear. He asked permission to move up front and the Chairman beckoned to do so. There was a large clock on stage to measure an allotted 3 minutes, and he found this very distracting. There were no questions asked, and the business meeting ended very fast

Unknown to the attendees, the Reverend Jesse Jackson and a large entourage had driven to the meeting, and a special section was cordoned off for their seating together. A young lady who claimed that her job position had been cancelled, and she learned it was then filled by a white person, a clear case of violation of human rights. Both she and the Reverend Jackson spoke between fifteen minutes to a half hour, with no time limit nor interruption by the Chairman. This is clearly proof that the Company wanted to hustle through the business end and win their nominee's positions. The settlement costs were in the millions, and my efforts to save the company and shareowners millions are de-feated in a determined manner

The S.E.C's. attendance requirement has been unfair for years, and the time may come when a class action could be brought in Federal Court, which would be most embarrassing to an otherwise good Federal Agency, protecting the shareowners in their investment. The question of non-acceptance of brokerage reports as proof of holdings could be also be on the agenda, along with abolition of Plurality voting, which some companies are finally recognizing as being a denial of Constitutional Rights.

It is again noted that corporate representatives are posting prior decisions as a claim to dismiss my Proposal. Many of those pertain to our holdings, which amounts to tracking, a possible case of harassment. It should not be acceptable as "Exhibits", nor is it "Cast in Stone" and irrevocable.

The S.E.C. is invited to bring their Rules up to today's standard, not being Pressured by corporate interests.

Prepared and written by my husband, Robert, as I neither type nor use a computer
6 copies to S.E.C
1 copy to Sec. of Coca-Cola

Sincerely,

Mary F. Morse Tr. Mary F. Morse tr

END